UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

14 June 2012

Commission File Number: 000-54641

_____________________________________________________________________________________

MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___    No    X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

14 June 2012

MTG prolongs key golf broadcasting rights for the Nordic and Baltic regions

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that it has signed a number of agreements to extend its exclusive broadcasting rights in the Nordic and Baltic countries for a number of key golf tournaments. The new agreements are valid until the end of 2015.

The signed agreements include the PGA European Tour, the World Golf Championships, Ryder Cup, The Open, US PGA Championship, The Asian Tour, and the women´s British Open. The Group has already secured the exclusive broadcasting rights to the PGA Tour until 2015.

The Group’s golf rights are broadcast on Viasat’s premium pay-TV channel Viasat Golf, which is made available through the Viasat satellite platforms in Scandinavia and the Baltic countries and the Group’s third-party networks offerings in Sweden, Norway, Denmark and Finland, as well as through the Viaplay service in Sweden, Norway, Denmark and Finland.

Hans-Holger Albrecht, President and CEO of MTG, commented: “We are delighted to be able to extend our exclusive broadcasting rights to these key golf tournaments. Viasat Golf is the leading provider of golf coverage in the Nordic and Baltic regions, and we are proud to continue providing our subscribers with the very best worldwide golf coverage.”

The broadcasting rights were acquired through IMG Nordic.

Kristian Hysén, Senior Vice President of IMG Nordics commented:  “Viasat Golf offers a world class golf channel and the respective rights owners are very pleased to continue with the cooperation for an extended period.”

***

For further information, please visit www.mtg.se or contact:

Hans-Holger Albrecht, Chief Executive Officer
Tel:                             +46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications
Tel:                             +44 (0) 7768 440 414
Email:                         investor.relations@mtg.se / press@mtg.se

Modern Times Group is an international entertainment broadcasting Group with the largest geographical broadcast footprint in Europe. MTG's Viasat Broadcasting operates 29 free-TV channels in 11 countries and 38 pay-tv channels in 34 countries. The pay-tv channels are distributed on Viasat’s own satellite platforms in 9 countries, as well as on third party broadcast networks (including cable, satellite and IPTV) and over the open internet. MTG is also the largest shareholder in Russia’s leading independent television broadcaster (CTC Media – Nasdaq: CTCM).

Modern Times Group is a growth company and generated SEK 13.1 billion of sales and SEK 2.4 billion of operating income in 2010. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:00 CET on 14 June 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)
(Registrant)

Date: 14 June, 2012	By:	/s/ Matthew Hooper
Name: Matthew Hooper
Title: Head of Corporate Communications and Planning